BTQ Technologies Acquires Cutting-Edge

Computing-in-Memory Intellectual Property from Cimtech

Technology Co.

● Strategic Acquisition: BTQ Technologies Corp. has acquired advanced computing-in-memory (CIM) intellectual property from Cimtech Technology Co., a leader in memory technology and CIM solutions, to enhance its post-quantum cryptography and quantum-secure communication capabilities.

● Cutting-Edge Technology: Cimtech's state-of-the-art CIM IP, developed using TSMC's 28nm HPC process, includes critical assets like Verilog models and timing libraries, enabling high-speed, low-power computation ideal for next-generation cryptographic accelerators.

● Innovative Applications: This acquisition supports BTQ's development of specialized Number Theoretic Transform (NTT) accelerators, addressing growing computational demands in applications such as zero-knowledge proofs, homomorphic encryption, and post-quantum cryptography.

Vancouver, January 15, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the acquisition of advanced intellectual property (IP) from Cimtech Technology Co., LTD ("Cimtech"), a leading innovator in memory technology and computing-in-memory (CIM) solutions. This strategic acquisition positions BTQ at the forefront of computing innovation, enhancing its capabilities in post-quantum cryptography and quantum-secure communication technologies.

Cimtech's cutting-edge CIM technology, developed in collaboration with National Tsing Hua University and supported by its R&D office in Hsinchu, Taiwan, complements BTQ's mission to deliver next-generation secure and energy-efficient computing solutions. The integration of this IP is a strategic move to enhance BTQ's capabilities in addressing the growing challenges of post-quantum cryptography and quantum-ready systems.

What is Computing-in-Memory (CIM)?

Computing-in-Memory (CIM) is a next-generation architecture designed to overcome the limitations of traditional computing systems. By integrating computation and memory storage into a unified framework, CIM drastically reduces data movement, improving speed and energy efficiency. This approach is particularly valuable for applications in machine learning, cryptography, and quantum computing, where the demand for processing power and efficiency continues to grow exponentially.

The Significance of Cimtech's IP

Cimtech Technology Co. has developed a state-of-the-art 32x64 CIM node using TSMC's 28nm High-Performance Computing (HPC) process. This IP includes critical design assets such as Verilog behavior models, timing libraries, layout (GDS), and other advanced components essential for implementing CIM technology. Notably, Cimtech's IP enables high-speed, low-power computation, making it a cornerstone for creating cutting-edge cryptographic accelerators and secure communication hardware.

Cimtech Technology Co. is a leader in memory technology, specializing in computing-in-memory silicon intellectual property (IP). The company collaborates closely with National Tsing Hua University (Taiwan), leveraging cutting-edge research and academic expertise to develop groundbreaking innovations. Its research and development office is located in the Center of Innovative Incubator at Tsing Hua University in Hsinchu, Taiwan, placing Cimtech at the heart of technological advancements in the CIM domain.

Cimtech's innovation is driven by the expertise of Jalen Hsu, the company's Design Team Leader. Jalen is a seasoned expert in analog IC design, semiconductor processes, and system-on-chip (SoC) project management. Over his distinguished career, he has held leadership roles at industry giants like TSMC and Rambus, where he spearheaded pioneering projects in memory circuits, silicon-based device physics, and computing architectures. Mr.Hsu's work has earned international recognition through multiple IEEE publications and patents, including advancements in ESD protection and CMOS image sensors. Under his guidance, Cimtech has developed cutting-edge CIM IP that is poised to transform the landscape of secure computing.

Enhancing Number Theoretic Transform (NTT) Capabilities

A key area where this acquisition will have a profound impact is in the implementation of the Number Theoretic Transform (NTT). NTT is fundamental in accelerating complex mathematical computations required for applications like zero-knowledge proofs (ZK), homomorphic encryption (HE), and post-quantum cryptography (PQC). By leveraging Cimtech's CIM IP, BTQ aims to develop specialized NTT accelerators that significantly enhance computational efficiency and security.

"The demand for NTT computation in future computing devices, driven by applications like ZK, HE, and PQC, is growing rapidly," said Jalen Hsu, Design Team Leader at Cimtech Technology Co. "By combining BTQ's advanced algorithms with Cimtech's circuit design expertise and state-of-the-art CIM IP, we aim to accelerate the adoption of NTT accelerators and drive technological advancements across industries."

Strategic Benefits

● Enhanced Efficiency: CIM technology significantly reduces energy consumption while increasing computational speed, a critical requirement for post-quantum cryptographic applications.

● Future-Ready Solutions: The integration of this IP strengthens BTQ's capacity to deliver hardware solutions optimized for quantum-resistant security.

● Advanced Toolkits: The acquired assets, including proprietary design kits and behavioral models, will accelerate BTQ's development pipeline for quantum-secure systems.

● Innovation Leadership: Cimtech's CIM IP solidifies BTQ's position as a leader in advancing the state of secure computing technologies.

"Acquiring Cimtech's innovative CIM technology aligns perfectly with our commitment to building the future of quantum-secure systems," said Nicolas Roussy Newton, COO of BTQ Technologies. "This acquisition empowers BTQ to address the emerging challenges of post-quantum cryptography with unparalleled efficiency and security."

About Cimtech Technology Co.

Cimtech Technology Co., LTD is a leading innovator in memory technology, specializing in computing-in-memory (CIM) silicon property (IP) solutions. Based in Taiwan, Cimtech collaborates with prominent academic institutions, including National Tsing Hua University, to leverage cutting-edge research and advance the field of CIM technology. The company's R&D operations, located at the Center of Innovative Incubator at Tsing Hua University in Hsinchu, place it at the forefront of technological development. Cimtech is dedicated to delivering high-performance, energy-efficient IP tailored to meet the needs of next-generation cryptographic and computing applications.

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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